                                              Filed pursuant to Rule 424(b)(2)
                                              Registration No. 333-30621
PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 9, 1997)

$500,000,000

HARCOURT GENERAL LOGO

$150,000,000 6.70% SENIOR NOTES DUE 2007

$200,000,000 7.20% SENIOR DEBENTURES DUE 2027
$150,000,000 7.30% SENIOR DEBENTURES DUE 2097

The 6.70% Senior Notes Due 2007 (the "2007 Notes") will mature on August 1, 2007, the 7.20% Senior Debentures Due 2027 (the "2027 Debentures") will mature on August 1, 2027 and the 7.30% Senior Debentures Due 2097 (the "2097 Debentures" and, together with the 2007 Notes and the 2027 Debentures, the "Securities") will mature on August 1, 2097. Interest on the Securities will be payable semiannually in arrears on February 1 and August 1 of each year, commencing February 1, 1998.

The Securities will be redeemable, as a whole or in part, at the option of Harcourt General, Inc. ("Harcourt General" or the "Company") at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of such Securities and (b) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon, discounted on a semiannual basis at the Treasury Rate (as defined herein) plus 15 basis points in the case of the 2007 Notes, the Treasury Rate plus 20 basis points in the case of the 2027 Debentures and the Treasury Rate plus 25 basis points in the case of the 2097 Debentures, plus in any case accrued interest to the date of redemption. See "Description of the Securities -- Optional Redemption." Upon the occurrence of a Tax Event (as defined herein), the Company will have the right (x) to shorten the maturity of the 2097 Debentures to the extent required so that the interest paid on the 2097 Debentures will be deductible for United States federal income tax purposes or
(y) under certain circumstances to redeem the 2097 Debentures in whole (but not in part) at a redemption price equal to the greater of (i) 100% of the principal amount of the 2097 Debentures and (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date on a semiannual basis at the Treasury Rate plus 45 basis points, together in either case with accrued interest to the date of redemption. See "Description of the Securities -- Conditional Right to Shorten Maturity of the 2097 Debentures" and "-- Optional Redemption."

Each of the Securities will be represented by global securities ("Global Securities") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in such certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC's participants. Owners of beneficial interests in the certificates representing the Securities will be entitled to physical delivery of Securities in certificated form in the amount of their respective beneficial interests only under the limited circumstances described herein. See "Description of the Securities -- Book-Entry System."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                           PRICE TO        UNDERWRITING      PROCEEDS TO
                                                          PUBLIC(1)          DISCOUNT       COMPANY(1)(2)
Per 2007 Note......................................   99.721%           .650%             99.071%
Total..............................................   $149,581,500      $975,000          $148,606,500
Per 2027 Debenture.................................   99.782%           .875%             98.907%
Total..............................................   $199,564,000      $1,750,000        $197,814,000
Per 2097 Debenture.................................   99.620%           1.000%            98.620%
Total..............................................   $149,430,000      $1,500,000        $147,930,000

--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from August 5, 1997 to date of delivery.
(2) Before deducting expenses payable by the Company estimated at $600,000.

The Securities are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of Global Securities representing the Securities will be made through the facilities of DTC on or about August 5, 1997, against payment therefor in immediately available funds.

SALOMON BROTHERS INC
                               GOLDMAN, SACHS & CO.

                                                     J.P. MORGAN & CO.
The date of this Prospectus Supplement is July 31, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     The Company is primarily engaged in the businesses of publishing, educational services and specialty retailing. The Company also has operations in career transition and related professional services.

     Publishing and Educational Services. Harcourt Brace & Company ("Harcourt Brace"), a wholly owned subsidiary of the Company, is among the world's largest publishing houses, publishing books, scholarly journals and related materials in both print and electronic media for the educational, scientific, technical, medical, professional and trade markets. With the acquisition of National Education Corporation ("NEC") in June 1997, Harcourt Brace will expand significantly into the for-profit educational services market. See "Recent Developments."

     In the educational market, Harcourt Brace is one of the largest school and college publishers in the world and is a leading provider of a broad range of testing and assessment materials. Through Academic Press and W.B. Saunders, Harcourt Brace is a leading worldwide publisher of scientific, technical and medical information in print and electronic formats. In the professional field, Harcourt Brace publishes print and electronic reference guides and newsletters for accountants and tax professionals and conducts bar review and accounting accreditation review courses. Harcourt Brace's trade division publishes non-fiction, fiction and children's books.

     In June 1997, the Company acquired NEC, a global provider of print and interactive multimedia based products and services for the education and training marketplace. NEC's business is conducted primarily through three operating entities, National Education Training Group, Inc. ("NETG"), ICS Learning Systems, Inc. ("ICS") and Steck-Vaughn Publishing Corporation ("Steck-Vaughn"). NETG develops, markets and distributes interactive multimedia products to train information technology professionals and end-users of technology. ICS provides distance learning opportunities in vocational, degree and professional self-studies to consumers and businesses. Steck-Vaughn publishes supplemental educational materials used in elementary, secondary and adult education. Through NEC, the Company holds approximately 82% of the issued and outstanding shares of common stock of Steck-Vaughn. The outstanding shares of Steck-Vaughn are traded on the Nasdaq National Market under the symbol "STEK." See "Recent Developments."

     Specialty Retailing. The Company owns approximately 53% of the outstanding equity of The Neiman Marcus Group, Inc. ("NMG"), which operates Neiman Marcus Stores, Bergdorf Goodman and NM Direct. Neiman Marcus Stores is a high-end specialty retailer offering women's and men's apparel, fashion accessories, shoes, cosmetics, furs, precious jewelry, decorative accessories, fine china, crystal and silver, gourmet food products and children's apparel and gift items. As of the date of this Prospectus Supplement, Neiman Marcus operated 30 stores in premier retail locations in major markets nationwide. Bergdorf Goodman is a high fashion exclusive retailer of high quality women's and men's apparel, fashion accessories, precious jewelry, decorative home accessories, gifts and gourmet foods. The main Bergdorf Goodman store and Bergdorf Goodman Men are both located in Manhattan at 58th Street and Fifth Avenue. NM Direct, NMG's direct marketing operation, offers a mix of apparel and home furnishings complementary to the Neiman Marcus Stores merchandise. NM Direct also publishes the Horchow Catalogues and the world famous Neiman Marcus Christmas Catalogue. The outstanding shares of NMG are traded on the New York Stock Exchange ("NYSE") under the symbol "NMG."

     Professional Services. The Company believes that its Drake Beam Morin ("DBM") business is a leading worldwide organizational and individual transition consulting firm. DBM assists organizations and individuals in outplacement, employee selection, performance evaluation, career management and transition management.

     The Company frequently evaluates strategic opportunities both within and outside its existing businesses. Although the Company has no pending understandings or agreements with respect to significant acquisitions or dispositions, the Company expects from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. Such acquisitions or dispositions could be material.

     The Company's corporate headquarters are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02167 (telephone: (617) 232-8200). The outstanding shares of the Company's Common Stock and Series A Cumulative Convertible Stock are traded on the NYSE under the symbols "H" and "H-A," respectively.

                              RECENT DEVELOPMENTS

     In June 1997, the Company completed the acquisition of NEC for a cash purchase price of approximately $854 million. The Company believes that NEC's mix of educational products and services and distribution channels will complement the Company's existing publishing and educational services businesses to better position the Company in the market for broad-based educational services. The acquisition of NEC will accelerate the Company's entry into computer-based training, distance learning and supplemental publishing, which the Company believes are markets with high growth potential. The Company will be able to provide the NEC businesses with management and capital resources to facilitate growth, and the Company expects to be able to market Harcourt Brace content through the new NEC distribution channels.

     Computer-Based Training. NETG is the second largest provider of computer-based training for the information technology field, with calendar 1996 revenues of approximately $58 million. NETG develops, markets and distributes interactive multimedia products, which provide an analytical perspective as well as practical skills and knowledge, to train information technology professionals and end-users. NETG also offers products for comprehensive management and professional development training. NEC's distance learning and computer-based training businesses will be combined with Harcourt Brace's existing testing, credentialing, assessment and distance learning businesses to form a new group which will focus on developing and marketing a broad variety of learning and assessment services.

     Distance Learning. Through ICS, NEC operates a significant worldwide adult self-study company, with calendar 1996 revenues of approximately $143 million, derived from more than 400,000 students. ICS offers more than 50 independent study programs in the United States and more than 100 programs internationally in a wide range of disciplines and over 1,200 training products. Courses offered include computer use and technology, administrative and office work, service and repair, security and small business operation. ICS also offers students the opportunity to obtain a high school equivalency diploma and specialized associate degrees in business and technology. In addition, ICS offers professional and continuing education to finance, accounting, legal and healthcare professionals. ICS will provide an opportunity for Harcourt Brace to develop new content for delivery through ICS's direct-to-consumer distribution channels.

     Supplemental Publishing. Steck-Vaughn is a recognized leader in the supplemental educational publishing market, with calendar 1996 revenues of approximately $86 million. Supplemental materials include soft cover curriculum-based workbooks and other support materials, including computer-based educational software products that are used in conjunction with or instead of traditional hardcover textbooks. Steck-Vaughn offers various print and computer-based products targeting each of the elementary, secondary and adult education markets. Steck-Vaughn also publishes library reference books and adult education materials. Steck-Vaughn will become part of the Harcourt Brace education and trade group, which includes Harcourt Brace's school and college publishing businesses. On June 23, 1997, the Company submitted a formal offer to the board of directors of Steck-Vaughn to purchase the outstanding shares of Steck-Vaughn not owned by the Company. The Company's offer is being reviewed by the independent directors of Steck-Vaughn.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Securities are estimated to be $493,750,500 after deducting underwriting discounts and estimated expenses payable by the Company. The Company currently intends to use a portion of the net proceeds to repay approximately $300 million of borrowings incurred in connection with the June 1997 acquisition of NEC. Those borrowings were made under the Company's revolving credit agreement which has since been replaced with a new revolving credit agreement, which expires in July 2002. Such borrowings bear interest at a rate determined according to the senior debt rating of the Company and one of four pricing options selected by the Company (5.85% at July 18, 1997). The Company's plans to repay such borrowings may change as a result of changes in market conditions and other factors and there can be no assurance that the Company will apply the net proceeds to repay such borrowings. Any net proceeds not used to repay such borrowings will be used for general corporate purposes, which may include capital expenditures, working capital requirements, reduction of other indebtedness and acquisitions. Pending such application, the net proceeds will be invested in short-term investment grade securities.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of April 30, 1997 on a historical basis, on a pro forma basis giving effect to the acquisition of NEC and on a pro forma, as adjusted basis giving further effect to the sale of the Securities and application of a portion of the net proceeds therefrom to repay borrowings under its revolving credit agreement. See "Use of Proceeds." This table should be read in conjunction with, and is qualified by reference to, the Company's consolidated financial statements and related notes and the Company's consolidated pro forma financial statements and related notes contained in documents incorporated by reference in the accompanying Prospectus.

                                                                     APRIL 30, 1997
                                                     -----------------------------------------------
                                                                                       PRO FORMA,
                                                     HISTORICAL     PRO FORMA(1)     AS ADJUSTED(2)
                                                     -----------    -------------    ---------------
                                                                    (IN THOUSANDS)
Short-term debt...................................   $   125,563     $   131,462       $   131,462
                                                     ===========     ===========       ===========
Long-term debt:
     Harcourt General revolving
       credit agreement(3)........................   $        --     $   300,000       $        --
     Harcourt General senior debt.................       297,450         297,450           797,450
     Harcourt General subordinated notes..........       124,922         124,922           124,922
     NMG revolving credit agreement(4)............       370,000         370,000           370,000
     NEC convertible subordinated debentures(5)...            --          56,994            56,994
     NEC and Steck-Vaughn revolving credit
       agreements(4)..............................            --          52,000            52,000
     Other obligations(6).........................         6,236          12,084            12,084
                                                     -----------     -----------       -----------
          Total long-term debt....................       798,608       1,213,450         1,413,450
                                                     -----------     -----------       -----------
Shareholders' equity..............................     1,004,363         814,900           814,900
                                                     -----------     -----------       -----------
          Total capitalization....................   $ 1,802,971     $ 2,028,350       $ 2,228,350
                                                     ===========     ===========       ===========

---------------

(1) The pro forma information gives effect to the acquisition of NEC. For a description of the pro forma adjustments, see "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(2) The pro forma, as adjusted information gives effect to the acquisition of NEC, the sale of the Securities and the repayment of borrowings related to the acquisition of NEC under the Company's revolving credit agreement as if such events occurred on April 30, 1997.

(3) Borrowings in connection with the acquisition of NEC were made subsequent to April 30, 1997 under the Company's then existing revolving credit agreement which has since been replaced with a new revolving credit agreement.

(4) Represents long-term obligations of subsidiaries, which are not guaranteed by Harcourt General.

(5) Represents long-term obligations of NEC. The Company has assumed such obligations.

(6) Other obligations consist of NEC mortgage and installment notes and capital lease obligations.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary historical consolidated financial data presented below for the three fiscal years in the period ended October 31, 1996 have been derived from the Company's audited consolidated financial statements for each of the three fiscal years in the period ended October 31, 1996 and are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's consolidated financial statements and notes thereto and the other financial information incorporated by reference in the accompanying Prospectus. The unaudited financial data for the six months ended April 30, 1996 and 1997 have been prepared by management and include all adjustments (consisting only of normal recurring accruals) which management considers necessary for a fair presentation of the results of operations and financial position of the Company for the periods and as of the dates indicated. The Company's businesses are seasonal in nature and the results of operations for the six months ended April 30, 1997 are not necessarily indicative of the results for the full year.

                                                                                          SIX MONTHS ENDED
                                                       YEAR ENDED OCTOBER 31,                 APRIL 30,
                                                ------------------------------------   -----------------------
                                                   1994         1995       1996(1)      1996(2)      1997(2)
                                                ----------   ----------   ----------   ----------   ----------
                                                                (DOLLAR AMOUNTS IN THOUSANDS)
INCOME STATEMENT DATA:
REVENUES:
    Publishing................................  $  919,498   $1,017,637   $1,092,631   $  362,632   $  386,393
    Specialty retailing.......................   1,789,461    1,888,249    2,075,003    1,115,322    1,206,050
    Professional services.....................     141,818      128,850      122,285       64,830       56,282
                                                ----------   ----------   ----------   ----------   ----------
         Total revenues.......................  $2,850,777   $3,034,736   $3,289,919   $1,542,784   $1,648,725
                                                ==========   ==========   ==========   ==========   ==========
OPERATING INCOME:
    Publishing................................  $  165,436   $  177,531   $  196,997    ($ 26,283)   ($ 52,538)
    Specialty retailing.......................     157,713      161,698      172,354      101,325      116,624
    Professional services.....................      22,072       13,062        9,753        7,861        2,118
    Corporate expenses........................     (35,081)     (34,395)     (34,382)     (15,840)     (18,939)
                                                ----------   ----------   ----------   ----------   ----------
         Total operating income...............     310,140      317,896      344,722       67,063       47,265
                                                ----------   ----------   ----------   ----------   ----------
Interest expense..............................     (86,219)     (88,735)     (82,882)     (41,445)     (41,753)
Investment income.............................      14,239       39,945       27,329       15,423       21,375
                                                ----------   ----------   ----------   ----------   ----------
Earnings from continuing operations before
  income taxes................................     238,160      269,106      289,169       41,041       26,887
Income tax expense............................     (90,885)     (91,496)     (98,318)     (13,954)      (9,141)
                                                ----------   ----------   ----------   ----------   ----------
Earnings from continuing operations...........     147,275      177,610      190,851       27,087       17,746
Discontinued operations, net(3)...............      30,257      (11,727)          --           --           --
                                                ----------   ----------   ----------   ----------   ----------
Net earnings..................................  $  177,532   $  165,883   $  190,851   $   27,087   $   17,746
                                                ==========   ==========   ==========   ==========   ==========
OTHER HISTORICAL DATA:
Depreciation and amortization.................  $  149,973   $  175,737   $  180,395   $   84,429   $  102,611
EBITDA(4).....................................     460,113      493,633      525,117      151,492      149,876
EBITDA as a percentage of total revenues(4)...          16%          16%          16%          10%           9%
Ratio of earnings to fixed charges(5).........         3.1          3.3          3.5          1.7          1.5
Capital expenditures:
    Publishing................................  $  122,761   $  122,669   $  151,977   $   76,594   $   51,910
    Specialty retailing.......................      65,074       93,514       85,736       52,986       23,284
    Professional services.....................       6,910        3,799        4,457        1,867        1,475
    Corporate.................................       1,415           71          485           51          300
                                                ----------   ----------   ----------   ----------   ----------
         Total capital expenditures...........  $  196,160   $  220,053   $  242,655   $  131,498   $   76,969
                                                ==========   ==========   ==========   ==========   ==========
HISTORICAL BALANCE SHEET DATA:
Cash and equivalents..........................  $  819,659   $  363,750   $  532,862   $  363,612   $  459,389
Short-term investments........................          --      243,073      242,054      166,324      340,769
Total assets..................................   3,242,364    2,884,336    3,326,238    2,909,001    3,306,539
Short-term debt(6)............................      59,466        7,608      151,992       15,531      125,563
Long-term debt(6).............................     973,968      796,515      720,870      896,321      798,608
Total shareholders' equity....................   1,047,355      941,113    1,033,532      877,357    1,004,363

---------------

(1) NMG's fiscal 1996 was a 53 week year.

(2) The Company's businesses are seasonal in nature, and historically the results of operations for these periods have not been indicative of the results for the full year.

(3) Reflects the operations of Contempo Casuals which were sold by NMG in June 1995 and the Company's insurance businesses which were sold in October 1994.

(4) "EBITDA" is defined as income from continuing operations before income taxes plus depreciation and amortization and interest expense, minus investment income. EBITDA is presented solely as a supplement to the other information provided above. EBITDA is not a substitute for operating and cash flow data as determined in accordance with generally accepted accounting principles.

(5) Fixed charges consist of interest expense (including amortization of previously capitalized interest) and approximately 33.3% of rent expense (estimated by management to be the interest component of such rent expense). The supplemental pro forma ratio of earnings to fixed charges gives effect to the pro forma effect of the acquisition of NEC and the refinancing of the $300 million of borrowings under the revolving credit agreement incurred in connection with the acquisition of NEC with $300 million of proceeds of this offering at an assumed interest rate of 7.75%. The supplemental pro forma ratio of earnings to fixed charges for the year ended October 31, 1996 was 1.7x. For the six months ended April 30, 1997, pro forma earnings would have been inadequate by approximately $9 million to cover fixed charges. The Company believes such deficiency is not indicative of the Company's financial condition because of the seasonal nature of the Company's businesses and the effects of the pro forma adjustments related to the NEC acquisition. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(6) Includes capital lease obligations.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

     The unaudited pro forma financial information presented herein gives effect to the Company's acquisition of National Education Corporation and $300 million of borrowings incurred by the Company in connection with the acquisition of NEC under the Company's revolving credit agreement. The Unaudited Pro Forma Condensed Consolidated Statements of Operations reflect adjustments as if the acquisition of NEC had occurred on November 1, 1995. The Unaudited Pro Forma Condensed Consolidated Balance Sheet reflects adjustments as if the acquisition of NEC had occurred on April 30, 1997. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of April 30, 1997 includes the historical financial position of NEC as of March 31, 1997. The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended October 31, 1996 includes the historical results of NEC for the twelve months ended December 31, 1996. The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended April 30, 1997 includes the historical results of NEC for the six months ended March 31, 1997. The historical results of NEC for the three months ended December 31, 1996 are included in both periods.

     The acquisition of NEC has been accounted for using the purchase method of accounting. Accordingly, assets acquired and liabilities assumed have been recorded at their estimated fair values, which are subject to further adjustment, based upon appraisals and other analyses, with appropriate recognition given to the effect of the Company's borrowing rates and income taxes. Management does not expect that the final allocation of the purchase price for the acquisition of NEC will differ materially from the allocations set forth in the unaudited pro forma financial information presented herein.

     The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to present the financial position or results of operations of the Company had the acquisition of NEC occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The Unaudited Pro Forma Condensed Consolidated Statements of Operations do not reflect any adjustments for synergies that management expects to realize commencing upon consummation of the acquisition. No assurances can be made as to the amount of cost savings or revenue enhancements, if any, that actually will be realized.

     The unaudited pro forma financial information is based on certain assumptions and adjustments described in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements and should be read in conjunction therewith and with the consolidated financial statements and related notes of the Company for the fiscal year ended October 31, 1996 and the consolidated financial statements of NEC incorporated by reference in the accompanying Prospectus.

     The Unaudited Pro Forma Condensed Consolidated Statements of Operations do not include two charges that will be taken by the Company in the fiscal quarter ending July 31, 1997: (i) a non-recurring charge of approximately $190 million consisting of $169 million of purchased in-process research and development and approximately $21 million of certain current assets (supplies and deferred costs) and (ii) a charge in the range of $75 million to $85 million representing the realignment, consolidation and reorganization of the Company's existing businesses. The effect of the former charge is reflected as an adjustment to shareholders' equity in the Unaudited Pro Forma Condensed Consolidated Balance Sheet. The effect of the latter charge is not reflected in the Unaudited Pro Forma Condensed Consolidated Balance Sheet, but will be reflected in the Company's balance sheet for the fiscal quarter ending July 31, 1997.

                             HARCOURT GENERAL, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 APRIL 30, 1997

                                                       NEC
                                    HARCOURT       AS REPORTED
                                   AS REPORTED      (NOTE 1)       ADJUSTMENTS     NOTES     PRO FORMA
                                   -----------     -----------     -----------     -----     ----------
                                                              (IN THOUSANDS)
ASSETS
Cash and equivalents.............  $   459,389      $  18,092        ($213,673)      2       $  263,808
Short-term investments...........      340,769          1,447         (340,769)      2            1,447
Undivided interests in NMG Credit
  Card Master Trust..............      180,428             --               --                  180,428
Accounts receivable, net.........      192,388         46,724          (12,704)      2          226,408
Inventories......................      596,435         39,445           14,133       2          650,013
Current deferred income taxes....       77,491        (18,442)          50,000      2,7         109,049
Other current assets.............       82,269         31,698          (29,894)      2           84,073
                                     ---------       --------         --------                ---------
     Total current assets........    1,929,169        118,964         (532,907)               1,515,226
Property and equipment, net......      564,257         32,588          (20,412)      2          576,433
Prepublication costs, net........      208,130          8,186           36,500       3          252,816
Goodwill and other intangibles...      446,907         34,312           73,188       3          554,407
Goodwill -- transaction..........           --             --          705,684       2          705,684
Other long-term assets...........      158,076          3,816           (2,483)      2          159,409
                                     ---------       --------         --------                ---------
     Total other assets..........      813,113         46,314          812,889                1,672,316
                                     ---------       --------         --------                ---------
     Total assets................  $ 3,306,539      $ 197,866       $  259,570               $3,763,975
                                     =========       ========         ========                =========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Notes payable....................  $   136,970      $   5,899       $       --               $  142,869
Accounts payable.................      252,150         14,081               --                  266,231
Accrued liabilities..............      326,423         32,966           95,741       2          455,130
Taxes payable....................       25,090             --               --                   25,090
Other liabilities................      131,323             --           30,000      1,2         161,323
                                     ---------       --------         --------                ---------
     Total current liabilities...      871,956         52,946          125,741                1,050,643
Notes and debentures.............      792,342        108,943          300,000      2,6       1,201,285
Other............................      232,593         14,416               --                  247,009
                                     ---------       --------         --------                ---------
     Total long-term
       liabilities...............    1,024,935        123,359          300,000                1,448,294
Deferred income taxes............      187,632        (24,728)          58,751      2,7         221,655
Minority interest................      217,653         10,830               --                  228,483
SHAREHOLDERS' EQUITY:
Preferred stock..................        1,134             --               --                    1,134
Common stock.....................       70,745          2,171           (2,171)                  70,745
Treasury stock...................           --         (5,399)           5,399                       --
Paid-in capital..................      744,217        157,959         (157,959)                 744,217
Cumulative translation
  adjustments....................       (6,363)        (5,504)           5,504                   (6,363)
Retained earnings (deficit)......      194,630       (113,768)         (75,695)                   5,167
                                     ---------       --------         --------                ---------
     Total shareholders'
       equity....................    1,004,363         35,459         (224,922)      1          814,900
                                     ---------       --------         --------                ---------
     Total liabilities and
       shareholders' equity......  $ 3,306,539      $ 197,866       $  259,570               $3,763,975
                                     =========       ========         ========                =========

  See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

                             HARCOURT GENERAL, INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED APRIL 30, 1997

                                          HARCOURT          NEC
                                         AS REPORTED    AS REPORTED    ADJUSTMENTS    NOTES   PRO FORMA
                                         -----------    -----------    -----------    ----    ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..............................   $ 1,648,725     $ 142,869      $  --                 $1,791,594

Costs applicable to revenues..........     1,019,652        55,263         --                  1,074,915
Selling, general and administrative
  expenses............................       562,869        68,708         22,452       3        654,029
Corporate expenses....................        18,939         2,619             --                 21,558
                                           ---------       -------        -------              ---------
  Operating earnings..................        47,265        16,279        (22,452)                41,092
Investment income.....................        21,375           834        (14,672)      5          7,537
Interest expense......................       (41,753)       (4,217)        (8,775)      6        (54,745)
                                           ---------       -------        -------              ---------
Earnings (loss) before income taxes
  and minority interest...............        26,887        12,896        (45,899)                (6,116)
Income tax expense....................        (9,141)       (2,028)        12,967       7          1,798
                                           ---------       -------        -------              ---------
Earnings (loss) before minority
  interest............................        17,746        10,868        (32,932)                (4,318)
Minority interest.....................            --          (298)            --                   (298)
                                           ---------       -------        -------              ---------
Net earnings (loss)...................   $    17,746     $  10,570       ($32,932)            ($   4,616)
                                           =========       =======        =======              =========
Weighted average shares outstanding...        72,232                                    8         70,874
                                           =========                                           =========
Net earnings (loss) per common share..   $      0.25                                          ($    0.07)
                                           =========                                           =========

  See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

                             HARCOURT GENERAL, INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED OCTOBER 31, 1996

                                         HARCOURT          NEC
                                        AS REPORTED    AS REPORTED    ADJUSTMENTS    NOTES    PRO FORMA
                                        -----------    -----------    -----------    -----    ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................   $ 3,289,919     $ 288,801      $       --             $3,578,720
Costs applicable to revenues.........     1,906,974       115,856          23,860      2       2,046,690
Selling, general and administrative
  expenses...........................     1,003,841       138,244         120,050      3       1,262,135
Corporate expenses...................        34,382         5,237              --                 39,619
                                          ---------       -------        --------              ---------
  Operating earnings.................       344,722        29,464        (143,910)               230,276
Investment income....................        27,329         2,783         (26,775)     5           3,337
Interest expense.....................       (82,882)       (8,113)        (20,886)     6        (111,881)
                                          ---------       -------        --------              ---------
Earnings before income taxes and
  minority interest..................       289,169        24,134        (191,571)               121,732
Income tax expense...................       (98,318)       (2,236)         60,347      7         (40,207)
                                          ---------       -------        --------              ---------
Earnings before minority interest....       190,851        21,898        (131,224)                81,525
Minority interest....................            --          (538)             --                   (538)
                                          ---------       -------        --------              ---------
Net earnings.........................   $   190,851     $  21,360       ($131,224)            $   80,987
                                          =========       =======        ========              =========
Weighted average shares outstanding..        72,770                                               72,770
                                          =========                                            =========
Net earnings per common share........   $      2.62                                           $     1.11
                                          =========                                            =========

  See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1.  BASIS OF PRESENTATION

     The acquisition of NEC has been accounted for using the purchase method of accounting. Accordingly, assets acquired and liabilities assumed have been recorded at their estimated fair values, which are subject to further adjustment, based upon appraisals and other analyses, with appropriate recognition given to the effect of the Company's borrowing rates and income taxes. Management does not expect that the final allocation of the purchase price for the acquisition of NEC will differ materially from the allocations set forth in the unaudited pro forma financial information presented herein.

     In connection with the acquisition, NEC's accounting policies have been conformed with those of Harcourt General with respect to revenue recognition of certain subscription contracts and deferred expenses. The Unaudited Pro Forma Condensed Consolidated Statements of Operations do not give effect to these changes as the amounts will not result in a material change to the information presented herein.

     The Unaudited Pro Forma Condensed Consolidated Statements of Operations presented exclude the effects of certain non-recurring charges directly attributable to the acquisition of NEC. The Company will incur a non-recurring charge of approximately $190 million in the fiscal quarter ending July 31, 1997 which will be comprised of two components. One component is the value of purchased in-process research and development of $169 million. The other component is the value of certain current assets (supplies and deferred costs) of approximately $21 million, which is required to be recognized in accordance with the Company's accounting policies. This charge is reflected on the Unaudited Pro Forma Condensed Consolidated Balance Sheet as a reduction of shareholders' equity, together with the elimination of NEC's historical equity of $35 million. In addition, the Unaudited Pro Forma Condensed Consolidated Financial Statements do not reflect a charge in the range of $75 million to $85 million. See Note 4.

     The Unaudited Pro Forma Condensed Consolidated Statements of Operations reflect adjustments as if the acquisition of NEC had occurred on November 1, 1995. The Unaudited Pro Forma Condensed Consolidated Balance Sheet reflects adjustments as if the acquisition of NEC had occurred on April 30, 1997. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of April 30, 1997 includes the historical financial position of NEC as of March 31, 1997. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended October 31, 1996 include the historical results of NEC for the twelve months ended December 31, 1996. The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended April 30, 1997 includes the historical results of NEC for the six months ended March 31, 1997. The historical results of NEC for the three months ended December 31, 1996 are included in both periods.

     Certain reclassifications have been made to the historical balance sheet and statements of operations of NEC to conform to the Company's presentation.

2.  DESCRIPTION OF CONSIDERATION

     The pro forma cost of the acquisition of NEC has been allocated to assets acquired and liabilities assumed at their estimated fair values as follows:

                                                                                (IN THOUSANDS)
                                                                                --------------
Purchase of NEC stock and options.............................................     $801,942
Fees and other expenses.......................................................       52,500
                                                                                   --------
Pro forma cost of the acquisition of NEC(a)...................................      854,442
                                                                                   --------
Net tangible book value of NEC................................................        1,147
Estimated fair value of tangible and identifiable intangible assets
  acquired(b).................................................................      332,103
Estimated fair value of liabilities assumed and accrued acquisition
  liabilities(b)..............................................................     (184,492)
                                                                                   --------
Estimated fair value of net assets acquired...................................      148,758
                                                                                   --------
Excess of cost over estimated fair value of net assets acquired...............     $705,684
                                                                                   ========

---------------

(a) The cost of acquisition was funded through $300 million of borrowings under the Company's revolving credit agreement and cash and short-term investments of approximately $554 million.

(b) The estimated fair value adjustments consist of the following:

                                                                                (IN THOUSANDS)
                                                                                --------------
Purchased in-process research and development (Note 1)........................     $169,000
Purchased deferred costs and supplies (Note 1)................................       20,463
Accounts receivable -- increase in bad debt and returns reserves..............      (12,704)
Net inventory step-up to estimated fair value.................................       14,133
Deferred income tax asset recorded (Note 7)...................................       50,000
Other current assets..........................................................      (29,894)
Write-down to estimated fair value of property................................      (20,412)
Step-up of acquired prepublication rights (Note 3)............................       36,500
Other identifiable intangible assets (Note 3).................................      107,500
Other long term assets........................................................       (2,483)
                                                                                   --------
                                                                                   $332,103
                                                                                   ========
Accrued liabilities, primarily personnel and other exit costs.................    ($ 95,741)
Deferred revenue (Note 1).....................................................      (30,000)
Deferred income tax liability recorded (Note 7)...............................      (58,751)
                                                                                   --------
                                                                                  ($184,492)
                                                                                   ========

     The excess of cost over the estimated fair value of net assets acquired was allocated to goodwill. Of the total $706 million allocated to goodwill, $290 million was attributed to NETG and will be amortized on a straight-line basis over 25 years. The remaining goodwill will be amortized on a straight-line basis over 40 years.

     Through NEC, the Company holds approximately 82% of the issued and outstanding shares of Steck-Vaughn. The Company has made an offer to the board of directors of Steck-Vaughn to acquire the minority interest in Steck-Vaughn. The unaudited pro forma financial information included herein does not give effect to the acquisition of such shares, which would result in an increase in goodwill of approximately $30 million.

3.  AMORTIZATION OF IDENTIFIABLE INTANGIBLE ASSETS

     The acquisition of NEC was accounted for as a purchase. Accordingly, the total purchase price of $854 million was allocated to NEC's net assets acquired based on their estimated fair values. Allocations and adjustments made to certain identifiable intangible assets acquired consisted of the following:

                                                                                (IN
                                 DESCRIPTION                                 THOUSANDS)
    ---------------------------------------------------------------------   ------------
    Step-up of acquired prepublication rights............................     $ 36,500
                                                                               =======
    Course library.......................................................     $ 23,400
    Customer leads and contracts.........................................       36,500
    Acquired technology..................................................       47,600
                                                                               -------
                                                                               107,500
                                                                               -------
    Less existing NEC goodwill and other intangibles.....................      (34,312)
                                                                               -------
                                                                              $ 73,188
                                                                               =======

     The identifiable intangible assets will be amortized using accelerated methods over estimated lives of one to five years. The pro forma adjustments for amortization, including amortization of goodwill, were approximately $22 million for the six months ended April 30, 1997 and approximately $120 million for the year ended October 31, 1996.

     The Unaudited Pro Forma Condensed Consolidated Statements of Operations give effect to the periodic amortization of all identifiable intangible assets that would have resulted during the periods presented. Based on the allocation of purchase price and estimated lives of the acquired identifiable intangible assets set forth herein, the effect of this amortization, including amortization of goodwill and the charge for purchased in-process research and development, will be to reduce operating income by approximately $275 million in 1997, $71 million in 1998, $46 million in 1999, $26 million in 2000, $26 million in 2001 and $21 million in 2002.

4.  OTHER CHARGES

     In connection with the acquisition of NEC and the integration of NEC's businesses into those of the Company, the Company will incur a charge in the range of $75 million to $85 million. The impact of this charge on pro forma operating income is not presented in the Unaudited Pro Forma Condensed Consolidated Statements of Operations. The charge reflects costs the Company will incur in connection with the realignment, consolidation and reorganization of its existing businesses, including Drake Beam Morin. These costs consist primarily of severance and related employee benefit obligations, consolidation of facilities and impairment of certain existing assets.

5.  INVESTMENT INCOME

     The acquisition was funded in part with the Company's existing cash and short-term investments. Accordingly, had the acquisition occurred on November 1, 1995, the Company would have earned lower investment income as a result of the reduction in the investment portfolio.

     The Unaudited Pro Forma Condensed Consolidated Statements of Operations give effect to the lower investment income that would have been earned during the periods presented. Such adjustments were based on the Company's actual weighted average yields on its cash balances and investment portfolio during those periods.

6.  INTEREST EXPENSE

     In connection with the acquisition of NEC, the Company borrowed $300 million under its revolving credit agreement to fund a portion of the cash consideration.

     The Unaudited Pro Forma Condensed Consolidated Statements of Operations give effect to the interest charges that would have been incurred during the periods presented, assuming a weighted average borrowing rate of approximately 5.8%.

7.  INCOME TAXES

     The Unaudited Pro Forma Condensed Consolidated Statements of Operations have been adjusted to reflect the amount of income taxes that would have been accrued had the acquisition taken place on November 1, 1995. The Unaudited Pro Forma Condensed Consolidated Balance Sheet reflects deferred income taxes which result from differences in the estimated fair values of net assets acquired and liabilities assumed for financial reporting purposes and their respective tax bases. The excess of cost over the estimated fair value of net assets acquired and the purchased in-process research and development are not adjusted for deferred taxes.

8.  WEIGHTED AVERAGE SHARES OUTSTANDING

     For the six months ended April 30, 1997, weighted average shares outstanding on a pro forma basis do not include common stock equivalents that became anti-dilutive due to the pro forma loss for that period.

9.  SALE OF SECURITIES

     The Unaudited Pro Forma Financial Statements include $300 million of borrowings under the Company's revolving credit agreement incurred in connection with the acquisition of NEC. If the sale of the $500 million of the Securities offered hereby were included in the unaudited pro forma financial statements and the proceeds were used to pay the $300 million of borrowings related to the NEC acquisition under the revolving credit agreement, interest expense would have been increased by approximately $21 million for the year ended October 31, 1996 and approximately $11 million for the six months ended April 30, 1997, and net income would have been reduced by approximately $14 million for the year ended October 31, 1996 and approximately $7 million for the six months ended April 30, 1997.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OPERATING RESULTS -- SIX MONTHS ENDED APRIL 30, 1997 COMPARED TO SIX MONTHS ENDED APRIL 30, 1996

     Publishing. Publishing revenues for the six months ended April 30, 1997 increased 6.6% to $386.4 million from $362.6 million for the six months ended April 30, 1996. The Company's international publishing group and its scientific, technical, medical and professional ("STMP") publishing group both contributed to the increase in revenues while its educational publishing group revenues were essentially unchanged from the same period last year. The international publishing group revenues increased primarily due to the acquisition in the first quarter of both a Spanish language medical and health sciences publisher and international distribution rights from Mosby-Year Book health sciences publications. Higher journal revenues at Academic Press were the primary source of the increased revenues at the STMP publishing group.

     The publishing operating loss increased $26.3 million to $52.5 million compared with the same period last year. The incremental seasonal loss is attributable to the educational publishing group, where higher levels of selling and plate amortization costs were incurred by the elementary and secondary businesses in preparation for significant textbook adoptions expected later in the year. This loss was slightly offset by higher earnings at the STMP publishing group in comparison to the prior year, resulting primarily from higher sales volume of journals at Academic Press.

     Specialty Retailing. Specialty retailing results are reported with a lag of one quarter. Accordingly, the operating results of NMG for the twenty-six weeks ended February 1, 1997 are consolidated with the operating results of the Company for the six months ended April 30, 1997.

     Revenues in the twenty-six weeks ended February 1, 1997 increased $90.7 million or 8.1% over revenues in the twenty-six weeks ended January 27, 1996. The increase resulted primarily from a 4.4% comparable sales increase and the opening of new Neiman Marcus stores in King of Prussia, Pennsylvania in February 1996 and Paramus, New Jersey in August 1996.

     Operating earnings increased 15.1% to $116.6 million primarily as a result of the higher sales volume. The increase also included improved gross margins resulting from lower markdowns as a percentage of revenues during the fiscal 1997 holiday season.

     Professional Services. Professional services revenues for the six months ended April 30, 1997 decreased 13.2% to $56.3 million compared to the same period last year. The decrease is attributed to lower volume and prices due to competitive conditions in both group and individual outplacement programs.

     Professional services operating earnings decreased $5.7 million to $2.1 million in the first six months of fiscal 1997 compared to the same six month period last year, primarily due to lower revenues.

     Investment Income. Investment income increased 38.6% to $21.4 million compared to the same six month period in 1996. The increase is primarily due to a higher average portfolio balance in fiscal 1997, which included $268.8 million in cash proceeds received in October 1996 from NMG's sale of its common stock to the public.

     Interest Expense. Interest expense increased slightly to $41.8 million for the six months ended April 30, 1997 from $41.4 million in the same period last year. Higher average NMG borrowings were offset by a lower effective interest rate which resulted from the repayment at maturity of NMG's fixed rate senior notes with borrowings under NMG's revolving credit agreement.

     Income Tax Expense. The Company's effective tax rate is estimated to be 34.0% in fiscal 1997, unchanged from fiscal 1996.

     Minority Interest. In fiscal 1997, upon achievement by NMG of net earnings of approximately $70.0 million, the Company will have fully recovered previously absorbed losses attributable to the minority shareholders, and will thereafter no longer include in its earnings that portion of NMG earnings (currently 47%) attributable to the minority shareholders.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities for the six months ended April 30, 1997 was $176.3 million. The publishing and professional services business segments provided $109.2 million of cash from operations and NMG's operations provided $67.1 million. The cash provided by the publishing and professional services business segments was sufficient to fund their working capital and capital expenditures as well as the Company's dividend requirements. NMG increased its borrowings in order to fund working capital for the holiday season, capital expenditures and the repurchase of all of its redeemable preferred stock from the Company.

     The primary items affecting working capital were decreases in accounts receivable ($108.9 million) and current liabilities ($53.5 million).

     Cash flows used by investing activities were $255.4 million for the six months ended April 30, 1997. The Company's investing activities included capital expenditures totaling $77.0 million. Publishing capital expenditures in the six month period ended April 30, 1997 totaled $53.7 million and were related principally to expenditures for prepublication costs. Capital expenditures in the publishing business are expected to approximate $150.0 million in fiscal 1997. Specialty retailing capital expenditures in the 1997 period totaled $23.3 million and were primarily related to store renovations. Capital expenditures for NMG in fiscal 1997 are expected to approximate $55.0 million.

     In October 1996, NMG sold 8.0 million shares of its common stock to the public at $35.00 per share. The net proceeds were used, together with an additional 3.9 million shares of NMG common stock and bank borrowings, to repurchase all of NMG's outstanding preferred stock from the Company. The Company will no longer receive the annual dividends of approximately $27.1 million from such preferred stock.

     Financing activities reflect additional borrowings by NMG of $183.5 million under its revolving credit agreement, which included borrowings made to repay $132.0 million of senior notes at maturity. Financing activities also reflect the payment by the Company of $25.2 million in dividends and the purchase by the Company of approximately 400,000 shares of its Common Stock for $20.1 million on the open market at an average price of $45.56 per share.

     At April 30, 1997, the Company had $400 million available under its revolving credit agreement with thirteen banks. The agreement has been replaced with a new revolving credit agreement that expires in July 2002. NMG had $130 million available at February 1, 1997 under its revolving credit facility, which expires in April 2000.

     The cash purchase price for the acquisition of NEC was approximately $854.4 million and was funded with cash and equivalents and short-term investments on hand and by borrowings under the Company's revolving credit agreement. In June 1997, the Company repaid at maturity $125.0 million of its subordinated notes with cash on hand. The Company continues to believe that its cash on hand, cash generated from operations and its current and future debt capacity will be sufficient to fund its planned capital growth, as well as its operating and dividend requirements.

                         DESCRIPTION OF THE SECURITIES

     The following description of the Securities offered hereby supplements, and to the extent inconsistent therewith, supersedes, insofar as such description relates to the Securities, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Reference should be made to the accompanying Prospectus for a detailed summary of the provisions of the Indenture (as defined in the accompanying Prospectus) under which the Securities are issued.

2007 NOTES

     The 2007 Notes are limited to $150,000,000 aggregate principal amount and will mature on August 1, 2007.

     The 2007 Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from August 5, 1997, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually in arrears on February 1 and August 1 of each year, beginning on February 1, 1998, to the persons in whose names the 2007 Notes are registered at the close of business on the next preceding January 15 or July 15, as the case may be.

2027 DEBENTURES

     The 2027 Debentures are limited to $200,000,000 aggregate principal amount and will mature on August 1, 2027.

     The 2027 Debentures will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from August 5, 1997, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually in arrears on February 1 and August 1 of each year, beginning on February 1, 1998, to the persons in whose names the 2027 Debentures are registered at the close of business on the next preceding January 15 or July 15, as the case may be.

2097 DEBENTURES

     The 2097 Debentures are limited to $150,000,000 aggregate principal amount and will mature on August 1, 2097.

     The 2097 Debentures will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from August 5, 1997, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually in arrears on February 1 and August 1 of each year, beginning on February 1, 1998, to the persons in whose names the 2097 Debentures are registered at the close of business on the next preceding January 15 or July 15, as the case may be.

CONDITIONAL RIGHT TO SHORTEN MATURITY OF THE 2097 DEBENTURES

     The Company intends to deduct interest paid on the 2097 Debentures for United States federal income tax purposes. However, the Clinton Administration's budget proposal for Fiscal Year 1998, released on February 6, 1997, contained a series of proposed tax law changes that, among other things, would prohibit an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years, with such changes to be effective for instruments issued on or after the date of first Congressional committee action. However, tax law changes proposed by the Clinton Administration on June 30, 1997 did not contain similar provisions. In addition, bills reported out of and passed by the U.S. House of Representatives and the U.S. Senate have not contained similar provisions. There can be no assurance that the reconciliation bill or other legislation enacted in the future will not contain similar provisions that would affect the Company's ability to deduct interest paid on the 2097 Debentures or that any such legislation would not have a retroactive effective date.

     Upon the occurrence of a Tax Event (as defined below), the Company, without the consent of the holders of the 2097 Debentures, will have the right to shorten the maturity of the 2097 Debentures to the extent required, in the opinion of a nationally recognized independent tax counsel, such that, after the shortening of the maturity, interest paid on the 2097 Debentures will be deductible for United States federal income tax purposes. There can be no assurance that the Company would not exercise its right to shorten the maturity of the 2097 Debentures upon the occurrence of a Tax Event.

     In the event that the Company elects to exercise its right to shorten the maturity of the 2097 Debentures on the occurrence of a Tax Event, the Company will mail a notice of shortened maturity to each holder of the 2097 Debentures by first-class mail not less than 30 or more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the 2097 Debentures. Such notice shall be effective immediately upon mailing.

     The Company believes that the 2097 Debentures should constitute indebtedness for United States federal income tax purposes under current law, and, in that case, an exercise of its right to shorten the maturity of the 2097 Debentures would not be a taxable event to holders. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the 2097 Debentures would be a taxable event to holders if the 2097 Debentures are treated as equity for purposes of United States federal income taxation before the maturity is shortened, assuming that the 2097 Debentures of shortened maturity are treated as debt for such purposes.

     "Tax Event" means that the Company shall have received an opinion of a nationally recognized independent tax counsel to the effect that at any time on or after the date of the issuance of the 2097 Debentures, as a result of (a) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or (c) any amendment to, clarification of or change in any official position or the interpretation of any Administrative or Judicial Action or any law or regulation of the United States that differs from the theretofore generally accepted position or interpretation, in each case, on or after, the date of the issuance of the 2097 Debentures, there is a more than insubstantial risk that interest paid by the Company on the 2097 Debentures is not, or will not be, deductible, in whole or in part, by the Company for purposes of United States federal income tax.

OPTIONAL REDEMPTION

     The Securities will be redeemable, as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of the Securities to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2007 Notes, the Treasury Rate plus 20 basis points in the case of the 2027 Debentures and the Treasury Rate plus 25 basis points in the case of the 2097 Debentures, plus in any case accrued interest on the principal amount being redeemed to the date of redemption.

     In addition, if a Tax Event occurs and in the opinion of nationally recognized independent tax counsel there would, notwithstanding any shortening of the maturity of the 2097 Debentures, be more than an insubstantial risk that interest paid by the Company on the 2097 Debentures is not, or will not be, deductible, in whole or in part, by the Company for United States federal income tax purposes, the Company will have the right, within 90 days following the occurrence of such Tax Event, to redeem the 2097 Debentures in whole (but not in part), on not less than 30 or more than 60 days' notice mailed to holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2097 Debentures and (ii) the sum of the present values of the

Remaining Scheduled Payments thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, together, in either case with accrued interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (b) if such release (or any successor release) is not published or does not contain such prices on such business day, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York time on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to any Security, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Securities, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Securities to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the Securities or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

     The Securities initially will be represented by Global Securities deposited with DTC and registered in the name of a nominee of DTC. Except as set forth below, the Securities will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. The term "Depository" refers to DTC or any successor depository.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance by the Company of Securities represented by the Global Securities, the Depository or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by such Global Securities to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in Securities represented by the Global Securities will be limited to participants or persons that hold interest through participants. Ownership of such beneficial interests in Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to interests of participants in the Depository), or by participants in the Depository or persons that may hold interests through such participants (with respect to persons other than participants in the Depository). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in Securities represented by Global Securities.

     So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless the Company elects to issue individual Securities in definitive form in exchange for Global Securities, as described in the third succeeding paragraph, owners of beneficial interests in Global Securities will not be entitled to have the Securities represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Unless and until the Global Securities are exchanged in whole or in part for individual certificates evidencing the Securities represented thereby, such Global Securities may not be transferred except as a whole (i) by the Depository for such Global Securities to a nominee of such Depository, (ii) by a nominee of such Depository to such Depository or another nominee of such Depository or (iii) by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor Depository.

     Payments of principal of and interest on the Securities represented by Global Securities registered in the name of the Depository or its nominee will be made by the Company through the Paying Agent (as defined in the Indenture) to the Depository or its nominee, as the case may be, as the registered owner of such Global Securities.

     The Company has been advised that the Depository or its nominee, upon receipt of any payment of principal or interest in respect of the Securities represented by Global Securities, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective beneficial interest in the Securities represented by the Global Securities as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in the Securities represented by the Global Securities will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

     If the Depository is at any time unwilling or unable to continue as Depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Securities in definitive form in exchange for the Global Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Securities represented by Global Securities, and, in such event, will issue individual 2007 Notes, 2027 Debentures or 2097 Debentures, as the case may be, in definitive form in exchange for the Global Securities. Notwithstanding the foregoing sentence, the Company has no present intention to issue individual 2007 Notes, 2027 Debentures or 2097 Debentures in definitive form and, except as described in the first sentence of this paragraph, does not currently anticipate that any circumstances will arise under which it would do so. In either instance, the Company will issue 2007 Notes, 2027 Debentures or 2097 Debentures in definitive form equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depository shall request. 2007 Notes, 2027 Debentures or 2097 Debentures so issued in definitive form will be issued in dominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     Neither the Company, the Trustee, any Paying Agent (as defined in the Indenture) nor the registrar for the Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Securities represented by such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the amount of 2007 Notes, 2027 Debentures and 2097 Debentures set forth opposite its name below:

                                             PRINCIPAL AMOUNT     PRINCIPAL AMOUNT      PRINCIPAL AMOUNT
               UNDERWRITERS                   OF 2007 NOTES      OF 2027 DEBENTURES    OF 2097 DEBENTURES
------------------------------------------   ----------------    ------------------    ------------------
Salomon Brothers Inc......................     $ 50,000,000         $ 66,800,000          $ 50,000,000
Goldman, Sachs & Co.......................       50,000,000           66,600,000            50,000,000
J.P. Morgan Securities Inc................       50,000,000           66,600,000            50,000,000
                                                   --------             --------              --------
     Total................................     $150,000,000         $200,000,000          $150,000,000
                                                   ========             ========              ========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the 2007 Notes, 2027 Debentures and 2097 Debentures offered hereby if any 2007 Notes, 2027 Debentures or 2097 Debentures are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that they propose initially to offer the 2007 Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession of not more than .40% of the principal amount of the 2007 Notes. The Underwriters may allow and such dealers may reallow a concession of not more than .25% of the principal amount of the 2007 Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Company has been advised by the Underwriters that they propose initially to offer the 2027 Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession of not more than .50% of the principal amount of the 2027 Debentures. The Underwriters may allow and such dealers may reallow a concession of not more than .25% of the principal amount of the 2027 Debentures to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Company has been advised by the Underwriters that they propose initially to offer the 2097 Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession of not more than .60% of the principal amount of the 2097 Debentures. The Underwriters may allow and such dealers may reallow a concession of not more than .25% of the principal amount of the 2097 Debentures to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Company has been advised by the Underwriters that they intend to make a market in the Securities, but that they are not obligated to do so and may discontinue making a market at any time without notice. The Company currently has no intention to list the Securities on any securities exchange, and there can be no assurance given as to the liquidity of the trading market for the Securities.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain Underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking and commercial banking services to the Company, for which they received or will receive customary fees. An affiliate of J.P. Morgan Securities Inc. is a lender under the Company's revolving credit agreement and otherwise engages in general financing and banking transactions with the Company.

     Salomon Brothers Inc, on behalf of the Underwriters, may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the prices of the Securities to be higher than they would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The legality of the Securities offered hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

PROSPECTUS


                                  $750,000,000

                                 HARCOURT LOGO


                                DEBT SECURITIES


     Harcourt General, Inc. (the "Company") intends to sell from time to time its senior debt securities, consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"). The Debt Securities offered by the Company hereby will have an aggregate initial public offering price not to exceed $750,000,000. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in Supplements to this Prospectus. The Company may sell securities to or through underwriters or dealers, directly to other purchasers or through agents. See "Plan of Distribution."

     The Debt Securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The terms of the Debt Securities, including where applicable the specific designation; aggregate principal amount; denominations; maturity; premium; interest rate (which may be fixed or variable) and time of payment of interest; terms of redemption at the option of the Company or the holder; terms for sinking fund payments; the initial public offering price; terms relating to temporary or permanent global securities; special provisions and restrictions relating to Debt Securities in bearer form or in registered form with coupons; provisions regarding registration of transfer or exchange; special provisions and restrictions relating to Debt Securities; the principal, premium, if any, and interest of which is denominated and payable in a foreign currency or currency unit; and other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered, will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     The Debt Securities may be sold directly, through agents, underwriters or dealers as designated from time to time or through a combination of such methods. See "Plan of Distribution." If agents of the Company or any dealers or underwriters are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commission or discounts will be set forth in the Prospectus Supplement with respect to such Debt Securities.


                  The date of this Prospectus is July 9, 1997

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer or solicitation by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                    PAGE
                                                                                    ----
    Statement of Available Information............................................    3
    Incorporation of Certain Documents by Reference...............................    3
    The Company...................................................................    4
    Use of Proceeds...............................................................    5
    Ratio of Earnings to Fixed Charges............................................    5
    Description of Debt Securities................................................    5
    Plan of Distribution..........................................................   10
    Experts.......................................................................   11

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                       STATEMENT OF AVAILABLE INFORMATION

     The Company is subject to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that submit electronic filings to the Commission. The Company's Common Stock and Series A Cumulative Convertible Stock are listed on the New York Stock Exchange, and reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Debt Securities offered hereby. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; and with respect to each such contract, agreement or other document filed, or incorporated by reference, as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1996;

     (2) The Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1997;

     (3) The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997; and

     (4) The Company's Current Reports on Form 8-K filed on November 25, 1996 and June 19, 1997.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the Corporate Relations Department of the Company, 27 Boylston Street, Chestnut Hill, Massachusetts 02167 (telephone: (617) 232-8200).

                                  THE COMPANY

     The Company is primarily engaged in the businesses of publishing, educational services and specialty retailing. The Company also has operations in career transition and related professional services.


     Publishing and Educational Services. Harcourt Brace & Company ("Harcourt Brace"), a wholly owned subsidiary of the Company, is among the world's largest publishing houses, publishing books, scholarly journals and related materials in both print and electronic media for the educational, scientific, technical, medical, professional and trade markets. With the acquisition of National Education Corporation ("NEC"), Harcourt Brace will expand significantly into the for-profit educational services market.


     In the educational market, Harcourt Brace is one of the largest school and college publishers in the world and is a leading provider of a broad range of testing and assessment materials. Through Academic Press and W.B. Saunders, Harcourt Brace is a leading worldwide publisher of print and electronic scientific, technical and medical information. In the professional field, Harcourt Brace publishes print and electronic reference guides and newsletters for accountants and tax professionals and conducts bar review and accounting accreditation review courses. Harcourt Brace's trade division publishes non-fiction, fiction and children's books.


     In June 1997, the Company acquired NEC, a global provider of print and interactive multimedia based products and services for the education and training marketplace. NEC's business is conducted primarily through three operating entities, National Education Training Group, Inc. ("NETG"), ICS Learning Systems, Inc. ("ICS") and Steck-Vaughn Publishing Corporation ("Steck-Vaughn"). NETG develops, markets and distributes interactive multimedia products to train information technology professionals and end-users of technology. ICS provides distance learning opportunities in vocational, degree and professional self-studies to consumers and businesses. Steck-Vaughn publishes supplemental educational materials used in elementary, secondary and adult education. Through NEC, the Company holds approximately 82% of the issued and outstanding shares of common stock of Steck-Vaughn. The outstanding shares of Steck-Vaughn are traded on the Nasdaq National Market under the symbol "STEK."


     Specialty Retailing. The Company owns approximately 53% of the outstanding equity of The Neiman Marcus Group, Inc. ("NMG"), which operates Neiman Marcus Stores, Bergdorf Goodman and NM Direct. Neiman Marcus Stores is a high-end, specialty retailer offering women's and men's apparel, fashion accessories, shoes, cosmetics, furs, precious jewelry, decorative accessories, fine china, crystal and silver, gourmet food products and children's apparel and gift items. As of the date of this Prospectus, Neiman Marcus operated 30 stores in premier retail locations in major markets nationwide. Bergdorf Goodman is a high fashion exclusive retailer of high quality women's and men's apparel, fashion accessories, precious jewelry, decorative home accessories, gifts and gourmet foods. The main Bergdorf Goodman store and Bergdorf Goodman Men are both located in Manhattan at 58th Street and Fifth Avenue. NM Direct, the Company's direct marketing operation, offers a mix of apparel and home furnishings complementary to the Neiman Marcus Stores merchandise. NM Direct also publishes the Horchow Catalogues and the world famous Neiman Marcus Christmas Catalogue. The outstanding shares of NMG are traded on the New York Stock Exchange ("NYSE") under the symbol "NMG."

     Professional Services. The Company believes that its Drake Beam Morin ("DBM") business is a leading worldwide organizational and individual transition consulting firm. DBM assists organizations and individuals in outplacement, employee selection, performance evaluation, career management and transition management.

     The Company's corporate headquarters are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02167 (telephone: (617) 232-8200). The outstanding shares of the Company's Common Stock and Series A Cumulative Convertible Stock are traded on the NYSE under the symbols "H" and "H-A," respectively.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debt Securities will be used for general corporate purposes, which may include capital expenditures, working capital requirements, reduction of outstanding indebtedness and acquisitions. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company and the availability and cost of other funds. Pending such application, the net proceeds will be invested in short-term investment grade securities.

     More detailed information concerning the use of the proceeds from any particular offering of the Debt Securities will be contained in the Prospectus Supplement relating to such offering.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for the Company for the periods indicated. These ratios were computed by dividing earnings from continuing operations, before income taxes and fixed charges, by fixed charges. Fixed charges consist of interest expense (including amortization of previously capitalized interest) and approximately 33.3% of rent expense (estimated by management to be the interest component of such rent expense).

                                                                                           SIX MONTHS
                                                                                             ENDED
                                                YEAR ENDED OCTOBER 31,                     APRIL 30,
                                      -------------------------------------------     --------------------
                                      1992     1993     1994     1995     1996(2)     1996(1)   1997(1)(2)
                                      ----     ----     ----     ----     -------     -------   ----------
Ratio of earnings to fixed charges... 2.3      2.9      3.1      3.3        3.5         1.7         1.5

---------------

(1) The Company's businesses are seasonal in nature, and historically the results of operations for these periods have not been indicative of the results for the full year.

(2) Giving effect to the $300 million of borrowings incurred in connection with the June 1997 acquisition of NEC and without giving effect to any earnings arising from NEC, the pro forma ratio of earnings to fixed charges for the six months ended April 30, 1997 and for the year ended October 31, 1996 would have been 1.2 and 2.9, respectively.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will constitute senior securities of the Company. The Debt Securities will be issued under an indenture dated as of April 23, 1992, as supplemented by the First Supplemental Indenture (as so supplemented, the "Indenture"), between the Company and Bankers Trust Company, as trustee (the "Trustee").

     A copy of the Indenture is incorporated by reference as an exhibit to the registration statement relating hereto. Certain provisions of the Indenture are referred to and summarized below. The summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Indenture. All section references below are to sections of the Indenture.

GENERAL

     The aggregate principal amount of Debt Securities which can be issued under the Indenture is unlimited (Section 301). As of June 20, 1997, the Company had an aggregate of $300,000,000 in principal amount of Debt Securities outstanding under the Indenture. The Debt Securities to which this Prospectus relates will be issued from time to time in amounts the proceeds of which will aggregate up to $750,000,000 and will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par or at an original issue discount. Debt Securities sold at an original issue discount may bear no interest or interest at a rate which is below market rates. The Debt Securities will be unsecured obligations of the Company issued in fully registered form without coupons or in bearer form with coupons. The Debt Securities will rank as to priority of payment with all other outstanding unsubordinated and unsecured indebtedness of the Company.

     Reference is made to the Prospectus Supplement for the following terms to the extent they are applicable to the Debt Securities: (a) designation and denomination of and any limit upon the aggregate principal amount of such Debt Securities, (b) the percentage of principal amount at which such Debt Securities will be issued, (c) the date on which such Debt Securities will mature, (d) the rate or rates (which may be fixed or floating) per annum at which such Debt Securities will bear interest, if any, or the method of determining the same,
(e) the times at which interest will be payable, (f) the terms of any redemption provisions at the option of the Company or any repayment provisions at the option of the holder, (g) whether such Debt Securities are to be issued in book-entry form, and if so, the identity of the depository and information which respect to book-entry procedures, (h) federal income tax consequences and (i) other terms of such Debt Securities.

     The Debt Securities are obligations exclusively of the Company. Because the operations of the Company are currently conducted through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Debt Securities, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments of funds by those subsidiaries to the Company. Although the Company exerts control over its subsidiaries as the sole ultimate stockholder of each such subsidiary (except NMG and Steck-Vaughn, as to which the Company is the majority stockholder), there can be no assurance that legal constraints or other considerations will permit the Company's subsidiaries to make available to the Company sufficient funds to satisfy the Company's payment obligations on the Debt Securities.

     The Debt Securities will be effectively subordinated to all liabilities, including trade payables, of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     The Company may not consolidate with or merge into any other Person or convey, transfer or lease all or substantially all of its assets to any other Person, unless, among other things, (i) the resulting, surviving or transferee Person (if other than the Company) shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume the Company's obligations under the Debt Securities and the Indenture, and (ii) the Company or such successor Person shall not immediately thereafter be in default under the Indenture. Upon the assumption of the Company's obligations by such a Person in such circumstances, subject to certain exceptions, the Company shall be discharged from all its obligations under the Debt Securities and the Indenture (Section 801).

     Other than the restrictions on liens and sale and leaseback transactions set forth in the Indenture and described below under "Certain Covenants," the Indenture and the Debt Securities do not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving the Company or any of its subsidiaries.

AMENDMENT AND WAIVER

     Other than amendments not adverse to holders of the Debt Securities, amendments of the Indenture or the Debt Securities may be made only with the consent of the holders of a majority in principal amount of the series of Debt Securities affected (acting as one class). Waivers of compliance with any provision of the Indenture or the Debt Securities with respect to any series of Debt Securities may be made only with the consent of the holders of a majority in principal amount of the Debt Securities of that series. The consent of all holders of affected Debt Securities will be required to (a) change the stated maturity thereof, (b) reduce the principal amount thereof, (c) reduce the rate, or manner of calculating the same, or change the time or place of payment of interest thereon, or (d) impair the right to institute suit for the payment of principal thereof or interest thereon (Section 902). The holders of a majority in aggregate principal amount of Debt Securities affected may waive any past default under the applicable Indenture and its consequences, except a default (1) in the payment of the principal of or interest on such Debt Securities, or (2) in respect of a provision which cannot be waived or amended without the consent of all holders of Debt Securities affected (Sections 513 and 902).

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in the form of a global security which is deposited with and registered in the name of the depository (or a nominee of the depository) specified in the accompanying Prospectus Supplement. So long as the depository for a global security, or its nominee, is the registered owner of the global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such global security for all purposes under the Indenture. Except as provided in the Indenture, owners of beneficial interests in Debt Securities represented by a global security will not (a) be entitled to have such Debt Securities registered in their names, (b) receive or be entitled to receive physical delivery of certificates representing such Debt Securities in definitive form, (c) be considered the owners or holders thereof under the Indenture or (d) have any rights under the Indenture with respect to such global security. Unless and until it is exchanged in whole or in part for individual certificates evidencing the Debt Securities represented thereby, a global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee to a successor depository or any nominee of such successor. The Company, in its sole discretion, may at any time determine that any series of Debt Securities issued or issuable in the form of a global security shall no longer be represented by such global security and such global security shall be exchanged for securities in definitive form pursuant to the Indenture (Section 204).

     Upon the issuance of a global security, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of such global security to the accounts of participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to interests of participants in the depository), or by participants in the depository or persons that may hold interests through such participants (with respect to persons other than participants in the depository). Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants. The specific terms of the depository arrangement with respect to a series of Debt Securities, including the manner in which principal, premium, if any, and interest on a global security will be payable and interests in such global security may be exchanged, will be described in the Prospectus Supplement relating to such series.

INFORMATION CONCERNING THE TRUSTEE

     The Company may have banking relationships in the ordinary course of business with Bankers Trust Company.

CERTAIN COVENANTS

     Unless otherwise provided in the Debt Securities, the Company shall not create or assume any lien on any Principal Property (described below) of the Company or any Restricted Subsidiary (described below) or shares of capital stock or indebtedness of any Subsidiary (other than any Subsidiary of NMG, until such time as NMG shall become a Restricted Subsidiary), or permit any Restricted Subsidiary to do so, without securing the Debt Securities of any series having the benefit of the covenant equally and ratably with such debt for so long as such debt shall be so secured, subject to certain exceptions specified in the Indenture. The exceptions are: (a) with respect to any series of securities, any lien existing on the date of issuance of the series; (b) liens existing on property owned or leased by, or shares of capital stock or indebtedness of, an entity at the time it becomes a Restricted Subsidiary; (c) liens existing on property at the time of the acquisition or lease thereof by the Company or a Restricted Subsidiary; (d) liens on property of a corporation existing at the time such corporation is merged or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary; (e) certain liens incurred on property or assets to finance the purchase price of capital stock, property or assets; (f) certain liens incurred on property or assets to finance the construction, alteration or improvement thereof; (g) any lien securing debt of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary; (h) any lien in favor of any customer arising in respect of performance deposits and partial, progress, advance or other payments made by or on behalf of such customer, for goods produced or to be produced for, or services rendered or to be rendered to, such customer in the ordinary course of business, which lien shall not exceed the amount of such deposits or payments;
(i) mechanics', workmen's, repairmen's and similar liens arising in the ordinary course of business; (j) liens created or resulting from any litigation or proceedings which are being contested in good faith; liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review; or liens incurred by the Company or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any legal proceeding to which the Company or such Restricted Subsidiary is a party; (k) any lien for taxes or assessments or governmental charges or levies not yet due or delinquent or which can thereafter be paid without penalty or which are being contested in good faith by appropriate proceedings; any landlord's lien on property held under lease and tenants' rights under leases; easements and any other liens of a nature similar to those hereinabove described in this clause (k) which do not, in the opinion of the Company, materially impair the use of such property in the operation of the business of the Company or any Restricted Subsidiary or the value of such property for the purposes of such business; (l) any lien which may be deemed to result from an agreement or commitment to exchange securities of a Subsidiary for other securities of the Company, whether or not such securities of a Subsidiary are placed in escrow for such purpose; (m) certain liens in favor of or required by contracts with governmental entities; (n) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any lien referred to in clauses (a) through (m), so long as the principal amount of the debt secured thereby does not exceed the principal amount of debts so secured at the time of the extension, renewal or replacement (with certain exceptions) and the lien is limited to all or part of the same property subject to the lien so extended, renewed or replaced (plus improvements on the property); and (o) any lien otherwise prohibited by such covenant that secure indebtedness which, together with the aggregate amount of outstanding indebtedness secured by liens otherwise prohibited by such covenant and the value of certain sale and leaseback transactions, does not at the time of incurrence exceed 15% of the Company's Consolidated Net Assets (Section 1006).

     Unless otherwise provided in the Debt Securities, the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction covering any Principal Property of the Company or such Restricted Subsidiary unless (a) the Company or such Restricted Subsidiary would be entitled under the provisions described above to incur debt equal to the value of such sale and leaseback transaction, secured by liens on the facilities to be leased, without equally and ratably securing the Debt Securities, or (b) the Company, during the 180 days following the effective date of such sale and leaseback transaction, applies an amount equal to the value of such sale and leaseback transaction to the voluntary retirement of long-term indebtedness, purchases Principal Property having a fair value at least equal to the value of such sale and leaseback transaction or cancels Debt Securities or Funded Debt (as defined in the Indenture) in an aggregate principal amount at least equal to the value of such sale and leaseback transaction (Section 1007).

     The Indenture defines Consolidated Net Assets as the total amount of all assets appearing on the consolidated balance sheet of the Company and its Restricted Subsidiaries (calculated as described in the Indenture), less total current liabilities other than long-term liabilities due within one year.

     The Indenture defines Restricted Subsidiary as any Subsidiary of the Company (which term generally includes majority-owned direct and indirect subsidiaries) that owns or leases a Principal Property, other than NMG and its Subsidiaries and other than a Subsidiary that is principally engaged in the business of owning or investing in real estate (a "Real Estate Subsidiary"), finance, credit, leasing, financial services or other similar operations (although the Company has no such subsidiaries as of the date of this Prospectus). The Indenture provides, however, that NMG and any Real Estate Subsidiary will become a Restricted Subsidiary in the event that a Restricted Subsidiary merges with, consolidates with or transfers substantially all of its assets to NMG or such Real Estate Subsidiary, as the case may be, or in the event that NMG or such Real Estate Subsidiary, as the case may be, becomes a wholly-owned subsidiary of the Company.

     The Indenture defines Principal Property as all land, buildings, machinery and equipment, and leasehold interests and improvements in respect of the foregoing, that are located in the United States of America and that would be reflected on the consolidated balance sheet of a Person; provided that such term shall not include any property which the Board of Directors of the Company by resolution determines not to be of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

     There are no other restrictive covenants contained in the Indenture.

EVENTS OF DEFAULT

     Events of Default with respect to any series of Debt Securities under the Indenture include: (a) default in the payment of any principal of, or any premium on, such series; (b) default in the payment of any installment of interest on such series and continuance of such default for a period of 30 days;
(c) default in the performance of any other covenant in the Indenture or in the Debt Securities and continuance of such default for a period of 90 days after receipt by the Company of notice of such default from the Trustee or by the Company and the Trustee from the holders of at least 25% in principal amount of Debt Securities of such series; (d) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Restricted Subsidiary (other than the Securities), or under any mortgage, indenture or instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company or any Restricted Subsidiary (other than the Securities), whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in indebtedness in excess of $15,000,000 becoming due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within 30 days after the date on which written notice thereof is given to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in principal amount of the Securities then outstanding; or (e) certain events of bankruptcy, insolvency or reorganization in respect of the Company (Section
501). The Trustee may withhold notice to the holders of a series of Debt Securities of any default (except in the payment of principal of, premium on or interest on such series of Debt Securities) if it considers such withholding to be in the interest of Holders of the Debt Securities (Section 602). Not all Events of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitute Events of Default with respect to any other series of Debt Securities.

     On the occurrence of an Event of Default with respect to a series of Debt Securities, the Trustee or the holders of at least 25% in principal amount of Debt Securities of such series then outstanding may declare the principal (or in the case of Debt Securities sold at an original issue discount, the amount specified in the terms thereof) and accrued interest thereon to be due and payable immediately (Section 502).

     Within 120 days after the end of each fiscal year, an officer of the Company must inform the Trustee whether such officer knows of any default, describing any such default and the status thereof (Section 1004). Subject to provisions relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the direction of any holders of Debt Securities unless the Trustee shall have received a satisfactory indemnity (Section 601).

DEFEASANCE

     The Indenture provides that the Company, at the Company's option, (a) will be discharged from all obligations in respect of the Debt Securities of a series (except for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or destroyed Debt Securities, maintain paying agencies and hold moneys for payment in trust), or (b) need not comply with the provisions of one or more of Sections 501(5), 1006 and 1007 of the Indenture (relating to cross-acceleration, the incurrence of liens and sale and leaseback transactions, respectively), in each case if the Company irrevocably deposits in trust with the Trustee money or obligations of or guaranteed by the United States of America which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (including any mandatory sinking fund payments) and interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. To exercise either option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. To exercise the option described in clause (a) above, such opinion must be based on a ruling of the Internal Revenue Service, a regulation of the Treasury Department or a provision of the Internal Revenue Code (Section 403).

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (a) directly to purchasers, (b) through agents, (c) to dealers as principals and (d) through underwriters.

     Offers to purchase Debt Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities is named, and any commissions payable by the Company to such agent are set forth, in the Prospectus Supplement.

     If a dealer is utilized in the sale of the Debt Securities, the Company will sell such Debt Securities to the dealer as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

     If an underwriter or underwriters are utilized in the sale of the Debt Securities, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them. The names of the underwriters and the terms of the transaction are set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities.

     Agents, dealers or underwriters may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts providing for amounts, payment and delivery as described in the Prospectus Supplement. Institutions with whom the contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of the Company. A commission described in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to contracts accepted by the Company. Such contracts will not be subject to any conditions except that (a) the purchase by an institution of the Debt Securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) the Company shall have sold and delivered to any underwriters named in the Prospectus Supplement that portion of the issue of Debt Securities as is set forth therein. The underwriters and agents will not have any responsibility in respect of the validity or the performance of the contracts.

     The place and time of delivery for the Debt Securities will be set forth in the Prospectus Supplement.

     If the Company sells the Debt Securities directly, it anticipates that any of its employees who would participate in such direct sales would be exempt from registration as a broker under federal securities laws pursuant to the exemption set forth in Rule 3a4-1 under the Exchange Act. The Company believes that such exemption will be available because such employees would not be compensated in connection with their participation in such sales by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; such persons would primarily perform at the end of the offering substantial duties for the Company otherwise then in connection with transactions in securities; such persons would not have been a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve months; and such persons would not participate in selling an offering of securities for any issuer more than once every 12 months (as calculated pursuant to Rule 3a4-1).

     Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Debt Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Debt Securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                    EXPERTS

     The consolidated balance sheets of the Company and the consolidated statements of earnings, shareholders' equity and cash flows and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of NEC as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated in this Prospectus by reference to the Current Report on Form 8-K of Harcourt General, Inc., filed on June 19, 1997, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the change in NEC's method of accounting for advertising costs in 1994 and its method of accounting for impairment of long-lived and intangible assets in 1995) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
            PROSPECTUS SUPPLEMENT
The Company..........................     S-3
Recent Developments..................     S-4
Use of Proceeds......................     S-5
Capitalization.......................     S-5
Summary Consolidated Financial
  Data...............................     S-6
Unaudited Pro Forma Condensed
  Consolidated Financial
  Statements.........................     S-8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    S-16
Description of the Securities........    S-18
Underwriting.........................    S-23
Legal Matters........................    S-24
                 PROSPECTUS
Statement of Available Information...       3
Incorporation of Certain Documents by
  Reference..........................       3
The Company..........................       4
Use of Proceeds......................       5
Ratio of Earnings to Fixed Charges...       5
Description of Debt Securities.......       5
Plan of Distribution.................      10
Experts..............................      11

$500,000,000

HARCOURT GENERAL LOGO

$150,000,000
6.70% SENIOR NOTES DUE 2007

$200,000,000
7.20% SENIOR DEBENTURES DUE 2027

$150,000,000
7.30% SENIOR DEBENTURES DUE 2097

SALOMON BROTHERS INC

GOLDMAN, SACHS & CO.

J.P. MORGAN & CO.
PROSPECTUS SUPPLEMENT
DATED JULY 31, 1997